Exhibit 99.3

Ayr Wellness Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Ayr Wellness Inc. (“Ayr”, “the Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the years ended December 31, 2023, and 2022. This discussion should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2023 and 2022 (the “financial statements”). Results are reported in United States dollars, unless otherwise noted. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the financial information contained herein is derived from the financial statements. Further information about the Company and its operations, including its Annual Information Form dated March 13, 2024 (the “Annual Information Form”) can be obtained on ir.ayrwellness.com, www.sec.gov/edgar, and www.sedarplus.ca. The information contained on such websites are not a part of, nor is it incorporated by reference into, this Annual Report (or equivalent thereof).

The effective date of this MD&A is March 13, 2024.

Overview of the Company

Ayr Wellness Inc. is a United States (“U.S.”) multi-state cannabis business operating as a retailer and consumer packaged goods company. Founded in 2019 and headquartered in Miami, Florida, the Company is focused on delivering quality cannabis products and strong customer experience throughout its footprint. As of December 31, 2023, the Company employed approximately 2,300 personnel. The Company, through its subsidiaries and affiliates, holds, operates, and manages licenses and permits in the States of Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, and Connecticut.

The Company owns and operates a chain of cannabis retail stores under brand names including AYR Cannabis Dispensary, and The Dispensary. Ayr owns stores under other names, primarily where stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the AYR retail brand name over time. The revenue of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of December 31, 2023, Ayr operated 91 retail stores, located across Ayr’s portfolio.

The Company’s strategy is to vertically integrate through the consolidation of cultivating, producing, distributing, and dispensing cannabis brands and products at scale. The Company’s current portfolio of consumer-packaged goods brands includes Kynd, Haze, Levia, Road Tripper, Origyn Extracts, STiX Preroll Co., Secret Orchard, Wicked, CannaPunch and Entourage, among others. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company does not currently accept payments for products or services online.

On March 27, 2023, the Company closed the sale of Blue Camo, LLC (“Blue Camo”), which comprised the Company’s Arizona assets and included two licensed entities operating three Oasis-branded dispensaries in the greater Phoenix area, a cultivation and processing facility in Chandler, a cultivation facility in Phoenix, and the Company’s majority interest in Willcox OC, LLC, a joint venture developing an outdoor cultivation facility. Total consideration consisted of $20,000 in cash before working capital adjustments and the assumption of lease obligations eliminating approximately $15,000 in long-term lease liabilities. In a separate agreement, all debt outstanding and potential earn-out contingent consideration, related to the 2021 purchase of Blue Camo, was eliminated, reducing the Company’s long-term debt by $22,505 and potential earn-out contingent consideration to $nil. The Company has reflected the reclassification of assets and liabilities of these entities as held for sale on the balance sheet as of December 31, 2022 and the operations as discontinued operations on the statement of operations for all periods presented.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

The loss on disposal of discontinued operations of $182,464 was derived from the gross proceeds of $49,336, made up of $20,000 of cash consideration and a $5,666 working capital adjustment and the elimination of $23,670 of debt outstanding from the sale of Arizona, less the carrying value of Arizona of approximately $231,800. As of December 31, 2023, the Company finalized the settlement of the working capital adjustment, receiving $1,583 in cash proceeds and $4,084 in consideration other than cash.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements and contain forward-looking information within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “pro forma”, “may”, “would”, “could”, “should”, “will”, “assume”, “intends”, “plans”, “anticipate”, “believes”, “estimates”, “projects”, “expects”, “targets”, “continue”, “forecasts”, “seeks”, “likely”, “design”, “goal” or negative versions thereof and other similar expressions.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance, and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

●	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;
●	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;
●	assumptions and expectations described in the Company’s critical accounting policies and estimates;
●	changes in U.S. GAAP or their interpretation and the adoption and impact of certain accounting pronouncements;
●	the number of users of cannabis or the size of the regulated cannabis market in the U.S.;
●	risks related to litigation;
●	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the U.S., and the potential form the legislation and regulations will take;
●	the Company’s future financial and operating performance and anticipated profitability;
●	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;
●	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;
●	the benefits and applications of the Company’s products and services and expected sales thereof;
●	development of affiliated brands, product diversification and future corporate development;

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

●	anticipated investment in and results of research and development;
●	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
●	future expenditures, strategic investments, and capital activities;
●	the competitive landscape in which the Company operates and the Company’s market expertise;
●	the Company’s ability to comply with its debt covenants;
●	the Company’s ability to secure further equity or debt financing, if required;
●	the Company’s ability to refinance its indebtedness and the terms of any such financing;
●	the risk of significant dilution from the issuances of equity or convertible debt securities;
●	the level of demand for cannabis products, including the Company’s product and third-party products sold by the Company;
●	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;
●	the risks related to maintaining cash deposits in excess of federally insured limits;
●	the ability to gain appropriate regulatory approvals including for announced acquisitions in the timeframe anticipated;
●	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;
●	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;
●	the Company’s ability to hit anticipated development targets of cultivation and production projects;
●	the Company's ability to mitigate the risk of contamination and other risks inherent in the agricultural sector;
●	the ability to successfully integrate and maintain employees from recent acquisitions;
●	risks related to the Company’s cash flows from operations;
●	the ability to develop the Company’s brands and meet growth objectives;
●	risks related to limited market data and difficulty to forecast results;
●	the current concentrated voting control of the Company;
●	market volatility and the risks associated with selling of a substantial amount of our subordinate, restricted, and limited voting shares (“Equity Shares”);
●	the risk of natural hazards related to severe and extreme weather and climate events;
●	product liability claims related to the products the Company cultivates, produces, and sells;
●	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period; and
●	other events or conditions that may occur in the future.

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective states, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

The Company references non-GAAP measures, including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the incremental costs to acquire cannabis inventory in a business combination, acquisition and transaction related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported under GAAP, adjusted to exclude the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, start-up costs and other non-core costs.

Reconciliations are provided below.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Forward-Looking Financial Projections or Targets

On November 1, 2023, the Company filed a management presentation on SEDAR+ and EDGAR, and that presentation included forward-looking information for the years 2023 and 2024. The presentation represents the Company’s expectations for future results and are based on the assumptions and risks detailed in this MD&A. The presentation and those projections are not incorporated by reference in this management discussion and analysis.

The Company remains committed to further improving its financial health and positioning itself for sustainable, profitable growth across its footprint. The Company anticipates revenue in Q1 2024 to range from flat to modest growth compared to Q4 2023, with a continuation of achieving the Company’s target of 25% Adjusted EBITDA margin. The expectation for the first quarter of 2024 is based on gradual improvement from the residual impact of cultivation challenges in Florida, while continuing to build wholesale revenues. Ayr expects to further ramp revenue, adjusted EBITDA and operating cash flow later this year.

Review of the Financial Results for the Three Months and Years Ended December 31, 2023 and 2022

Adjusted EBITDA Reconciliation for the Three Months and Years Ended December 31, 2023 and 2022

	Three Months Ended (unaudited)		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	$	$	$	$
Loss from continuing operations (GAAP)	(9,544)	(143,093)	(37,213)	(207,288)

Incremental costs to acquire cannabis inventory in a business combination	—	—	—	6,217
Interest (within cost of goods sold “COGS”)	727	1,196	3,017	4,094
Depreciation and amortization (from statement of cash flows)	22,137	21,074	90,949	76,150
Acquisition and transaction costs	619	852	4,080	5,985
Stock-based compensation, non-cash	3,074	17,375	16,491	46,822
Impairment of goodwill and other assets	6,320	117,950	6,320	117,950
Start-up costs[1]	2,915	3,016	11,786	13,052
Loss (gain) on sale of assets	25	182	91	(8)
Other[2]	3,489	5,616	18,450	12,419
	39,306	167,261	151,184	282,681

Adjusted EBITDA from continuing operations (non-GAAP)	29,762	24,168	113,971	75,393

Notes:

1 Includes costs to prepare a location for its intended use, including facilities not yet operating at scale. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Adjusted Gross Profit Reconciliation for the Three Months and Years Ended December 31, 2023 and 2022

	Three Months Ended (unaudited)		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	$	$	$	$
Gross profit (GAAP)	49,382	53,011	202,442	174,966

Incremental costs to acquire cannabis inventory in a business combination	—	—	—	6,217
Interest (within COGS)	727	1,196	3,017	4,094
Depreciation and amortization (within COGS)	10,163	9,064	39,585	30,349
Start-up costs (within COGS)	1,164	747	5,469	4,519
Other (within COGS)	565	2,541	6,337	7,423

Adjusted Gross Profit from continuing operations (non-GAAP)	62,001	66,559	256,850	227,568

Revenues, net of Discounts

Revenues, net of discounts for the three months ended December 31, 2023 and 2022 were $114,835 and $114,279, respectively, increasing $556 or 0.5%. Retail revenues decreased by $5,210, or approximately (5.1)%, which was driven by $4,140 from new store openings and acquisitions bringing our total retail store footprint to 91, offset by a temporary cultivation setback in Florida leading to lower inventory levels at the end of the third quarter, which directly impacted sales in the fourth quarter by approximately $5,000. Wholesale revenues increased by $5,766, or approximately 50.4%, primarily driven by wholesale growth in four out of five total markets, including an acceleration of sales driven by overall market growth attributed to new store openings in the New Jersey market.

Revenues, net of discounts for the years ended December 31, 2023 and 2022 were $463,630 and $421,435, respectively, increasing $42,195 or 10.0%. Retail revenues grew by $39,301, or approximately 10.7%, which was driven by $33,640 from new store openings and acquisitions as well as $5,660 or approximately 2.0% growth from same store sales. Wholesale revenues increased by $2,894, or approximately 5.5%, primarily driven by our New Jersey wholesale business coming online in the third quarter of 2022 and our new Ohio cultivation facility coming online during the second quarter of 2023.

Disaggregation of Revenue

	Three Months Ended (unaudited)		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	$	$	$	$
Retail revenue	97,625	102,835	407,634	368,333
Wholesale revenue	17,210	11,444	55,996	53,102
Total revenue, net of discounts	114,835	114,279	463,630	421,435

Gross Profit

Gross profit for the three months ended December 31, 2023 and 2022 was $49,382 and $53,011, respectively, a decrease of $3,629 or 6.8%. Gross profit percentage for the three months ended December 31, 2023 and 2022 was 43.0% and 46.4%, respectively. Adjusted Gross Profit (non-GAAP) percentage for the three months ended December 31, 2023, and 2022 was 54.0% and 58.2%, respectively.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

The decrease in Gross Profit and Adjusted Gross Profit (non-GAPP) was partially driven by an increase in wholesale revenue as a % of total revenue, as wholesale margins are inherently lower relative to retail margins, paired with a decrease in retail revenue over this time. Additionally, we saw an increase in retail and wholesale price compression across almost all our markets.

Gross profit for the years ended December 31, 2023 and 2022 was $202,442 and $174,966, respectively, an increase of $27,476 or 15.7%. Gross profit percentage for the years ended December 31, 2023 and 2022 was 43.7% and 41.5%, respectively. Adjusted Gross Profit (non-GAAP) percentage for the years ended December 31, 2023, and 2022 was 55.4% and 54.0%, respectively.

The increase in Gross Profit and Adjusted Gross Profit (non-GAAP) was directly attributable to the revenue increase as described above and an increase in internal sourcing of retail sales from approximately 59% for the year ended December 31, 2022 to approximately 68% for the year ended December 31, 2023. This increase was offset partially by price compression experienced across all markets.

Total Operating Expenses

Total operating expenses for the three months ended December 31, 2023 and 2022 were $58,926 and $196,104, respectively, decreasing $137,178 or 70.0%. Total operating expenses as a percentage of revenue during the three months ended December 31, 2023 and 2022 were 51.3% and 171.6%, respectively. The decrease in total operating expenses was attributable to a decrease in non-cash impairment expense on goodwill and other assets, lower stock compensation and payroll expenses.

Total operating expenses for the years ended December 31, 2023 and 2022 were $239,655 and $382,254, respectively, decreasing $142,599 or 37.3%. Total operating expenses as a percentage of revenue during the years ended December 31, 2023 and 2022 were 51.7% and 90.7%, respectively, attributable to a decrease in non-cash impairment expense on goodwill and other assets, lower stock compensation and payroll expenses. This decrease was offset by an increase in depreciation and amortization.

Total Other Income (Expense)

Total other income (expense) for the three months ended December 31, 2023 and 2022 was $(10,966) and $22,147, respectively, decreasing $(33,113) or 149.5%. The decrease for the three-month period was primarily driven by the $30,357 change in the fair value relating to settlement of contingent consideration for GSD NJ LLC (“GSD”) and Sira Naturals, Inc. (“Sira”) earnout and a $2,737 increase in interest expense due to the terms of the debt extension.

Total other income (expense) for the years ended December 31, 2023 and 2022 was $(8,543) and $35,160, respectively, decreasing $(43,703) or 124.3%. The decrease for the period was primarily driven by the $40,064 change in the fair value relating to settlement of contingent consideration for GSD and Sira earnout and an $11,081 increase in interest expense due to the terms of the debt extension. This decrease was offset by the $5,238 employee retention credit refund, see further details below.

Income Tax

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted at year-end. The deferred tax benefit is mainly driven by changes in the amortization of intangibles.

As the Company operates in the cannabis industry, it is subject to the limitations of the United States Internal Revenue Code Section 280E under which the Company is generally only allowed to deduct expenses directly related to cost of goods sold. Therefore, Ayr can have income tax even when it records a net loss.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Total income tax expense for the years ended December 31, 2023, and 2022 was $47,391 and $44,749, respectively. The current tax expense was $54,839 and $43,161, respectively, for the years ended December 31, 2023 and 2022. Interest and penalties included in current tax expense was $9,762 and $nil, respectively, for the years ended December 31, 2023 and 2022. The deferred tax (expense) benefit was $(7,448) and $1,588, respectively, for the years ended December 31, 2023 and 2022.

As of December 31, 2023 and 2022, the Company had $15,688 and $15,867, respectively of various state net operating loss carry forwards which will begin to expire in 2042.

Net loss attributable to Ayr Wellness Inc. from continuing operations

Net loss from continuing operations for the three months ended December 31, 2023 and 2022 was $30,292 and $137,518, respectively. The decrease was primarily driven by the factors described above.

Net loss from continuing operations for the years ended December 31, 2023 and 2022 was $93,147 and $216,877, respectively. The decrease was primarily driven by the factors described above.

Liquidity and Capital Resources as of December 31, 2023 and 2022

Selected Liquidity and Capital Resource Information

	December 31, 2023	December 31, 2022
	$	$
Cash	50,766	76,827
Total current assets	193,220	453,702
Total assets	1,459,855	1,767,770
Total current liabilities	200,478	268,805
Total liabilities	889,203	932,446
Total shareholders’ equity	570,652	835,324

As reflected in the consolidated financial statements, the Company had negative working capital of $7,258 as of December 31, 2023 and has incurred net losses from continuing operations for the years ended December 31, 2023 and December 31, 2022. The Company’s approach to managing its liquidity risk is to seek to ensure that it will have sufficient liquidity to meet its liabilities as they come due. The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

In addition, the Company continues to take actions designed to improve the Company’s operations and cash position, including but not limited to: (i) targeting continued growth of sales from our consolidated operations; (ii) continued cost-savings and efficiency optimization efforts; (iii) utilizing the future proceeds from an employee retention credit up to $12,354 of which $5,238 is included in current receivables; (iv) addressing our debt maturity profile, in this regard, subsequent to December 31, 2023 the Company completed the debt restructuring transaction contemplated in its October 31, 2023 Support Agreement (the “Support Agreement”) with the holders of approximately 99% (collectively, the “Majority Noteholders”) of the aggregate outstanding principal amount of the Company’s 12.5% senior notes due December 2024 (the “Senior Notes”), which resulted in the effective extension of the maturity date for an additional two years, see Note 19 of the financial statements, and the crystallization of the previously-announced contingent of certain current debts payable; (v) managing the timing and amount of certain expenses as well as capital expenditures; and (vi) seeking to take advantage of future potential financing (equity and/or debt) opportunities, including additional gross cash proceeds of $40,000 received in February 2024 related to the issuance of new debt securities (refer to Note 19 of the financial statements for additional information). The debt extension related to the Support Agreement and the deferral of certain current debts payable are each classified as a non-current liability on the balance sheet as of December 31, 2023. Upon receiving the additional cash proceeds of $40,000, working capital as of December 31, 2023 would have increased from negative $7,258 to a positive $32,742 on a pro-forma basis. While the contemplated debt restructuring transactions have been completed, management cannot provide any assurances that the Company will continue to be successful in accomplishing its business plans; if it is not, the Company may be forced to take other steps, including among others decelerating its growth or curtailing certain of its operations pending obtaining additional capital.

Summary of Future Commitments

Year	Operating leases	Finance leases	Debt	Construction finance	Total
2024	$29,457	$12,098	$23,175	$—	$64,730
2025	29,112	6,428	23,673	—	59,213
2026	28,381	4,412	307,506	—	340,299
2027	27,125	3,340	14,527	—	44,992
2028	26,507	2,501	2,939	—	31,947
Thereafter:	198,164	6,428	63,081	38,205	305,878
Total commitments	$338,746	$35,207	$434,901	$38,205	$847,059

Employee Retention Credit

The ERC, as originally enacted through the U.S. Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020, is a refundable credit against certain employment taxes equal to 50% of the qualified wages an eligible employer paid to employees from March 17, 2020 to December 31, 2020. The U.S. Disaster Tax Relief Act, enacted on December 27, 2020, extended the employee retention credit for qualified wages paid from January 1, 2021 to June 30, 2021, and the credit was increased to 70% of qualified wages an eligible employer paid to employees during the extended period. The American Rescue Plan Act of 2021, enacted on March 11, 2021, further extended the employee retention credit through December 31, 2021.

The Company experienced full or partial suspension of the business during the period covered by the ERC due to government orders limiting commerce, travel, or group meeting due to COVID-19. In 2023, the Company filed for an ERC claim in the amount of approximately $12,354. During the year ended December 31, 2023, the Company received notices from the Internal Revenue Service (“IRS”) for a total ERC refund of $5,238 and recorded a receivable included as part of prepaid expenses, deposits, and other current assets in the balance sheet and other income on the statement of operations. In accordance with ASC 958-605, the Company determined that the condition to record a receivable is met when the IRS confirms the claim is valid or the cash is received. Absent of any confirmation, there remains uncertainty as to whether the amounts will be received. Due to the degree of uncertainty regarding the implementation of the CARES Act and other stimulus legislation and the nature of our business, although the Company expects to receive the remaining ERC, the Company determined that the remaining claim did not yet meet the criteria to record as a receivable as of December 31, 2023.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Selected Cash Flow Information

	Years Ended
	December 31, 2023	December 31, 2022
	$	$
Cash provided by (used in) continuing operations	24,382	(32,632)
Cash provided by (used in) operating activities	27,165	(34,165)
Cash used in investing activities from continuing operations	(43,776)	(68,541)
Cash used in investing activities	(24,153)	(66,497)
Cash (used in) provided by financing activities by continuing operations	(32,762)	27,482
Cash (used in) provided by financing activities	(32,886)	26,960
Net decrease in cash and cash equivalents and restricted cash	(29,874)	(73,702)
Cash, cash equivalents and restricted cash beginning of the period	76,827	150,142
Cash included in assets held-for-sale	3,813	4,200
Cash, cash equivalents and restricted cash end of the period	50,766	80,640

Operating Activities

Cash provided by (used in) operating activities from continuing operations during the years ended December 31, 2023 and 2022 was $24,382 and $(32,632), respectively, an increase in cash provided by operating activities of $57,014. The increase was driven by a decrease in loss from operations of $32,466 (excluding the change in the non-cash item related to impairment of goodwill and other assets for $111,630) related to operational improvements and an increase in income tax payable for $31,160. This was mainly offset by the change in accounts receivable of $6,117.

Investing Activities

Cash used in investing activities from continuing operations during the years ended December 31, 2023, and 2022 was $(43,776) and $(68,541), respectively, a decrease in cash used in investing activities of $24,765. The decrease is primarily due to a decrease in purchases of property, plant, and equipment of $31,133, a decrease in cash used for business combinations of $12,475, a decrease in advances to related entities of $6,148, and a decrease in capitalized interest of $4,509. This was partially offset by a decrease in proceeds from the sale of assets of $31,433.

Financing Activities

Cash (used in) provided by financing activities from continuing operations during the years ended December 31, 2023, and 2022 was $(32,762) and $27,482, respectively, an increase in cash used in financing activities of $60,244. The increase is primarily due to an increase in repayments of debt of $34,106 and a decrease from the proceeds of notes payable and financing transactions of $29,549. This increase was partially offset by a decrease in tax withholding on stock-based compensation of $4,872.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Capital Management

The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain our operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through additional capital raises. The Company has raised capital through the issuance of debt, or equity, to meet its needs and take advantage of perceived opportunities, however, there can be no assurance that the Company will be able to continue raising capital in this manner. In addition, further issuances of equity, convertible debt securities, or warrants could result in significant dilution to existing Equity Shares, and any new equity securities issued could have rights, preferences, or privileges superior to the existing Equity Shares. The Company’s long-term liquidity requirements will be affected by its ability to generate positive cash flow from operations and the ability to refinance existing debt on acceptable terms and/or raise equity.

In May 2023, the Company executed contingent agreements to defer certain principal or amortization payments for two years on an aggregate principal amount of approximately $69,000 of debt obligations, including contingent agreements with holders of approximately $60,500 aggregate principal amount of vendor take-back promissory notes (“vendor notes”). The effectiveness of the maturity and amortization deferrals referenced above was contingent on an extension of the Company’s Senior Secured Notes to December 10, 2026 or a later date (or an exchange of the Senior Secured Notes for a new series of notes with a maturity date of December 10, 2026 or a later date). The Senior Secured Notes represent two private placement offerings to a syndicate of institutional investors. The first offering closed on December 10, 2020, for a principal amount of $110,000 and an additional issuance of notes closed on November 12, 2021, for a principal amount of $133,250. In the aggregate, the Senior Secured Notes represented a total of $243,250 and were secured by all assets of the Company and certain of its subsidiaries. As of December 31, 2023, the Company and its subsidiaries had approximately $116,063 of indebtedness in respect of the vendor notes, of which approximately $77,110 were subject to subordination agreements in favor of the Senior Secured Notes. On October 31, 2023, the Company entered into a Support Agreement with the Majority Noteholders of the Senior Secured Notes to extend the maturity date by two years. the Company completed the debt restructuring transactions contemplated in its Support Agreement with the Majority Noteholders, pursuant to which: (i) all of the Senior Secured Notes were exchanged for an equivalent principal amount of new 13% senior secured notes due December 10, 2026 (the “13% Senior Notes and such exchange, the “Exchange Transaction”); (ii) an additional $40,000 in gross cash proceeds was raised through the issuance of additional 13% Senior Notes in an aggregate principal amount of $50,000 (the “New Money Notes”) (subject to a 20% original issue discount) concurrent with the completion of the Exchange Transaction; (iii) as the offering of the New Money Notes was backstopped by one of the Majority Noteholders, such backstop party received a backstop premium on closing payable in the form of 5,948 Equity Shares (the “Backstop Shares”) in the Company and (iv) holders of the 12.5% Senior Secured Notes received 29,040 Equity Shares (the “New Shares”) in the Company.

In addition, 23,046 warrants (the “Anti-Dilutive Warrants”) were issued to all then-existing shareholders (excluding recipients of the New Shares and the Backstop Shares), which are exercisable for an equal number of subordinated, restricted or limited voting shares for $2.12 per share until February 7, 2026. The Anti-Dilutive Warrants are only exercisable by non-U.S. Persons and Accredited Investors in the U.S., as such terms are defined under U.S. securities laws.

In accordance with ASC Subtopic 470-10, since the Exchange Transaction and related transactions have been closed, the Company determined that it met the criteria to classify the existing loans as a non-current liability on the balance sheet and in Note 12 of the consolidated financial statements as of December 31, 2023 by demonstrating the intent and ability to refinance the short-term obligation prior to the financial statement issuance date.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

During 2023, the Company also reached an agreement with Elk Spring Partners, LLC, together with the other selling securityholders under the membership interest purchase agreement (the “MIPA”) dated as of March 26, 2021, (the “NJ Counterparties”) to amend the earn-out payment terms under the MIPA, as amended, relating to the Company’s acquisition of New Jersey-based GSD. The earn-out formula and payment terms under the MIPA were amended as follows:

●	The first $10,000 portion of the earn-out payable in cash, payment was made to the NJ Counterparties on May 19, 2023.
●	The next $14,000 portion of the earn-out, which was to be satisfied by issuing 12.5% promissory notes due September 2024 with interest and principal payments, was instead satisfied by issuing 13.5% promissory notes due December 2026 with monthly interest-only payments until May 2024 (with 1% monthly amortization thereafter). The promissory notes were issued on May 19, 2023.
●	The remaining portion of the earn-out, with a potential maximum amount of $72,750 based on sales of GSD, which was to be satisfied by issuing Equity Shares based on a 15% discount to the then market price of the SVS, was instead satisfied by (i) issuing an aggregate of approximately 3,797 Exchangeable Shares of CSAC Acquisition NJ Corp. that are exchangeable for Equity Shares at any time or from time to time at the discretion of the holder, at a price equal to $0.79 per share on May 19, 2023; and (ii) a cash payment to the NJ Counterparties of approximately $10,925 to be made at a future time based on circumstances related to negotiations with other debtholders. The deferred cash balance of $10,094, net of payments made of $831, was paid in full subsequent to December 31, 2023.

In addition, during 2023, the Company reached an agreement with Green Partners Investor LLC and the other selling securityholders (together, the “Sira Counterparties”) to amend the payment terms under the equity exchange agreement dated as of May 24, 2019, as amended, relating to the Company’s Massachusetts-based acquisition of Sira (the “EEA”). The payment terms under the EEA, which were expected to result in a cash payment of $27,500 on or before May 1, 2024, were amended to be paid on the later of (i) the date that is ten calendar days following the maturity date of AYR’s Senior Secured Notes (as such date may be amended or extended), or (ii) May 1, 2026, but in no event later than December 10, 2026).

On July 7, 2023, the Company entered into a loan agreement to refinance and upsize an existing mortgage which was due to mature in May 2024. The loan agreement included total proceeds of $40,000, with an interest rate of 5-year Federal Home Loan Bank Rate plus 4%, which implies a current rate of 8.27% with interest-only payments for the first 18 months. The note extends the maturity of the existing mortgage to 10 years. Proceeds from the loan were used to pay down the Company’s existing mortgage of $25,219, resulting in proceeds of $13,911, net of transaction costs.

Subsequent to December 31, 2023 following the receipt of court and other required regulatory approvals, the Company completed the debt restructuring transactions contemplated in its October 31, 2023 Support Agreement with the Majority Noteholders, pursuant to which: (i) all of the Senior Secured Notes were exchanged for an equivalent principal amount of new 13% senior secured notes due December 10, 2026 (the “13% Senior Notes and such exchange, the “Exchange Transaction”); (ii) an additional $40,000 in gross cash proceeds was raised through the issuance of additional 13% Senior Notes in an aggregate principal amount of $50,000 (the “New Money Notes”) (subject to a 20% original issue discount) concurrent with the completion of the Exchange Transaction; (iii) as the offering of the New Money Notes was backstopped by one of the Majority Noteholders, such backstop party received a backstop premium on closing payable in the form of 5,948 subordinated, restricted or limited voting shares (the “Backstop Shares”) in the Company and (iv) holders of the 12.5% Senior Secured Notes received 29,040 subordinated, restricted or limited voting shares (the “New Shares”) in the Company.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

On October 31, 2023, the Company entered into an agreement with LivFree Wellness, LLC (“LivFree”) to amend certain terms of the promissory note dated May 24, 2019 (the “LivFree Note”) executed in connection with the Company’s acquisition of LivFree. The amendments to the LivFree Note provided, among other things, for a principal payment of $3,000 which was paid upon closing of the debt restructuring transactions subsequent to December 31, 2023 and a deferral of the maturity of the remaining $17,000 of principal and $5,530 of accrued payment-in-kind interest for a period of two years to May 24, 2026. In addition, upon closing of the Exchange Transaction, the interest on the LivFree Note converted from payment-in-kind to monthly cash interest payments and the interest rate increased from 6.0% to 10.0%.

Share Capital

As of December 31, 2023 and 2022, the Company had share capital of $1,370,600 and $1,349,713, respectively, consisting of additional paid-in capital.

Number of Outstanding Shares

Issued and Outstanding	December 31, 2023	December 31, 2022
(in thousands)
Multiple Voting Shares	3,696	3,696
Subordinate Voting Shares	9,573	6,512
Restricted Voting Shares	5,876	2,816
Limited Voting Shares	49,125	51,581
Exchangeable Shares	9,645	6,044
Treasury Stock	(645)	(645)

Total number of shares	77,270	70,004

As of December 31, 2023, the Company had 2,874 Equity Shares issuable upon the exercise of warrants of the Company (“Warrants”), 4,989 restricted Exchangeable Share units, of which 1,300 are market and performance based, and 159 Equity Shares issuable upon the exercise of options. As of December 31, 2022, the Company had 2,874 Equity Shares issuable upon the exercise of Warrants, 6,628 restricted Exchangeable Share units, of which 1,300 are market and performance based, and 165 Equity Shares issuable upon the exercise of options.

Following regulatory approvals subsequent to December 31, 2023, the Company concluded the debt restructuring contemplated in the October 31, 2023 Support Agreement with the Majority Noteholders. This included offering New Money Notes backstopped by a Majority Noteholder, who received a backstop premium of 5,948 Equity Shares (the “Backstop Shares”). Holders of 12.5% Senior Secured Notes received 29,040 Equity Shares (the “New Shares”). Additionally, 23,046 Anti-Dilutive Warrants were issued to existing shareholders (excluding recipients of New Shares and Backstop Shares) exercisable for Equity Shares at $2.12/share until February 7, 2026. See Note 19 of the financial statements for additional information.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the commitments referenced in Note 16 in the financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company (including, without limitation, such considerations as liquidity and capital resources) that have not previously been discussed.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Subsequent Events

See Note 19 in the financial statements for the Company’s disclosures on subsequent events.

Related Party Transactions

See Note 11 in the financial statements for the Company’s disclosures on related party transactions.

Significant Accounting Judgments and Estimates

See Note 3.20 in the financial statements for the Company’s accounting policies regarding Significant Accounting Judgments and Estimates.

Recent Accounting Pronouncements

See Note 3.23 in the financial statements for the Company’s action on recent accounting pronouncements.

Risk Factors

Please refer to the Company’s preliminary prospectus dated July 6, 2023 and subsequent amendments, the Company’s management information circular dated November 22, 2023, and the Annual Information Form dated March 13, 2024, for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Statements” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. See Note 17 in the financial statements for the Company’s financial instruments, financial risks factors, and other instruments.

The Company is exposed to interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members that advise on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured, and managed in accordance with Company policies and risk appetite.